FRANKLIN TEMPLETON INVESTMENTS
                             One Franklin Parkway
                       San Mateo, California 94403-1906


March 17, 2008


Filed via EDGAR (CIK #0001124459)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   FRANKLIN GLOBAL TRUST (Registrant)
      File Nos. 333-46996 and 811-10157

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw the 485APOS filing with the Accession number 0001124459-8-000002, Film Numbers 068989632 and 068989632.

The 485APOS was filed with the Commission on March 14, 2008, pursuant to Rule 485(a) under 1933 Act, in order to add Class A, Class C and Class R to the Franklin International Smaller Companies Growth Fund and to change the name of the fund to Franklin International Small Cap Growth Fund.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) the filing inadvertently did not include the request to add Class Identification Numbers in the Submission Header; and 2) because the filing has not yet become effective. The correct 485APOS filing has been made.

If you have any questions, please contact David P. Goss at (650) 312-5824.

Sincerely,

FRANKLIN GLOBAL TRUST


/s/ David P. Goss
David P. Goss
Vice President

DPG/jg